DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina  27612-2350
www.dlapiper.com

Laura K. Sirianni
laura.sirianni@dlapiper.com
T   919.786.2025
F   919.786.2225

April 28, 2011

VIA EDGAR

Ms. Sonia Barros
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3010 CF/AD8
Washington, DC  20549-3628

Re:	Bluerock Enhanced Multifamily Trust, Inc.
Post-Effective Amendment No. 6 to Form S-11
Filed April 19, 2011
File No, 333-153135

Form 10-K for the fiscal year ended December 31, 2010
Filed March 31, 2011
File No. 333-153135

Dear Ms. Barros:

On behalf of our client, Bluerock Enhanced Multifamily Trust, Inc. (the “Company”), we are writing to address the oral comment from the Staff of the Commission’s Division of Corporation Finance received on April 28, 2011, regarding the above-referenced filings.  For your convenience, we have summarized the comment below, along with our response.  We respectfully request permission to include the additional disclosures requested by the Staff in the Company’s 424(b)(3) filing to be filed upon effectiveness of the Company’s post-effective amendment.  If the Staff is amenable to such course, we request that the Staff declare the above-referenced filing effective at the earliest time practicable.

Supplement No. 4 dated April 18, 2011

Funds From Operations and Modified Funds from Operations, page 4

1.
We refer to the revised table submitted in connection with your correspondence dated April 27, 2011 which presents your pro-rata share of MFFO generated by your indirect equity interests in properties and a reconciliation of such MFFO presentation to equity in loss of unconsolidated joint ventures.  Please further revise the table to show an allocation of operating expenses and affiliate loan interest on a per property basis when presenting your pro rata share of property-level MFFO.

Ms. Sonia Barros
Securities and Exchange Commission
April 28, 2011

Response:  The Company will revise the disclosure provided in the table presenting its pro rata share of MFFO generated by its indirect equity interests in properties as follows:

	Springhouse	Creekside	Meadowmont	Augusta	Hillsboro	Total
Equity in Loss of unconsolidated joint ventures	$(339,168)	$(317,203)	$(234,136)	$(167,490)	$(89,226)	$(1,147,224)
Pro rata share of unconsolidated JV depreciation and amortization	616,870	172,949	257,106	151,305	63,247	1,261,477
	277,701	(144,255)	22,970	(16,184)	(25,979)	114,253

Amortization of deferred financing costs	4,387	474	1,737	427	518	7,543
Pro rata share of unconsolidated JV acquisition costs (1)		182,760	83,840	96,640	62,971	426,211

Affiliate loan interest (2)	(155,586)	(18,967)	(16,908)	(45,191)	(22,101)	(258,753)

Corporate operating expenses (3)	(140,597)	(24,923)	(97,352)	(139,472)	(93,395)	(495,739)

MFFO	$(14,095)	$(4,911)	$(5,713)	$(103,780)	$(77,986)	$(206,485)

(1) All properties, except Springhouse were acquired in 2010.
(2) Short term notes to be paid from proceeds of the equity raise.
(3)  Reflects up to the 2% operating expenses limitation on total corporate operating expenses imposed by our charter.  These expenses have been allocated amongst our portfolio based on the percentage of our investment in the joint venture to our total investments in joint ventures.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Ms. Sonia Barros
Securities and Exchange Commission
April 28, 2011

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DLA Piper LLP (US)

/s/Laura K. Sirianni
Laura K. Sirianni

cc:           R. Ramin Kamfar